Exhibit D-2

                          STATE OF NORTH CAROLINA
                            UTILITIES COMMISSION
                                  RALEIGH

DOCKET NO. E-2, SUB 778
DOCKET NO. EMP-5, SUB 1
BEFORE THE NORTH CAROLINA UTILITIES COMMISSION

Petition of Carolina Power & Light          )
Company to Transfer Certificates of         )
Public Convenience and Necessity            )        ORDER APPROVING
Granted in Docket Nos. E-2, Sub 733         )        PETITION IN PART
and E-2, Sub 763 to Subsidiaries            )
of Progress Energy Ventures, Inc.           )

HEARD: Wednesday, June 27, 2001, at 10:00 a.m., in Commission Hearing Room 2115, Dobbs Building, 430 North Salisbury Street, Raleigh, North Carolina

BEFORE:                    Chair Jo Anne Sanford, presiding, and
                           Commissioners Judy Hunt, J. Richard Conder,
                           Robert V. Owens, Jr., Sam J. Ervin, IV, and
                           Lorinzo L. Joyner

APPEARANCES:

For Carolina Power & Light Company:

                           Len S. Anthony, Manager - Regulatory Affairs, Post Office Box 1551 Raleigh, North Carolina 27602-1551

For Carolina Utility Customers Association, Inc.:

                           James P. West, West Law Offices, P.C., Suite
                           1735, Two Hannover Square, 434 Fayetteville
                           Street Mal, Raleigh, North Carolina 27601

For Carolina Industrial Group for Fair Utility Rates:

                           Ralph McDonald, Bailey & Dixon, LLP, Post Office Box 1351, Raleigh, North Carolina 27602

For the North Carolina Attorney General:

                           Leonard G. Green, N.C. Department of Justice, Post Office Box 629, Raleigh, North Carolina 27602.

For the Public Staff:

                           Antoinette R. Wike, Public Staff-North Carolina Utilities Commission, 4326 Mail Service Center, Raleigh, North Carolina 27699-4326

         BY THE COMMISSION: On March 7, 2001, Carolina Power & Light Company (CP&L) filed a petition seeking authority to transfer certificates of public convenience and necessity which were granted to CP&L in Docket Nos. E-2, Sub 733 and E-2, Sub 763.(1) The certificates authorize construction of 1280 MW of electric generating capacity in Richmond County and 480 MW of electric generating capacity in Rowan County. CP&L proposes to transfer the certificates to new subsidiaries of Progress Energy Ventures, Inc. (Energy Ventures). The new subsidiaries were identified as Richmond County Power Company, LLC and Rowan County Power Company, LLC. Energy Ventures is a subsidiary of Progress Energy, Inc., that was created to engage in the wholesale energy market.

         On March 14, 2001, the Commission issued an order requiring the prefiling of testimony and scheduling a hearing. The order also required CP&L to provide public notice of the proceeding, and CP&L subsequently filed affidavits of publication showing that public notice had been given as required.


-----------
         1 To the extent the facilities authorized by the certificates have already been constructed, the petition is interpreted as seeking authority to transfer the facilities themselves. It is also implicit that CP&L proposes to transfer the sites, which have room for additional generation.




         On March 27, 2001, Carolina Industrial Group for Fair Utility Rates (CIGFUR II) filed a petition to intervene, which was granted by order dated March 29, 2001. On March 28, 2001, the North Carolina Attorney General filed a notice of intervention pursuant to G.S. 62-20. On April 12, 2001, Rowan Generating Company, LLC filed a petition to intervene, which was granted on April 19, 2001. On April 30, 2001, the Carolina Utility Customers Association, Inc. (CUCA), filed a petition to intervene, which was granted on May 2, 2001.

         On April 11, 2001, CP&L filed the direct testimony and exhibits of its two witnesses, Verne Ingersoll and Larry Smith.

         The Public Staff moved for extensions of time for the filing of intervenor testimony, which were granted. On June 22, 2001, the Public Staff filed the joint direct testimony of Dennis J. Nightingale, Elise Cox and Thomas W. Farmer, Jr., and CUCA filed the direct testimony of Kevin W. O'Donnell. No other party filed testimony in this case.

         Also on June 22, 2001, CP&L filed an additional exhibit of Verne Ingersoll, a draft purchase power agreement with Richmond County Power Company, LLC. On June 25, 2001, CP&L filed the rebuttal testimony and exhibits of Verne Ingersoll.

         The hearing was held as scheduled on June 27, 2001. At the beginning of the hearing, CUCA moved to strike the rebuttal testimony and exhibits of CP&L witness Verne Ingersoll. The Commission partially granted CUCA's motion and struck portions of Ingersoll's rebuttal testimony and exhibits relating to the market value of the facilities. At the hearing, CP&L presented the testimony and exhibits of Verne Ingersoll and Larry Smith; CUCA presented the testimony of Kevin W. O'Donnell; and the Public Staff presented the joint testimony and exhibits of Dennis J. Nightingale, Elise Cox and Thomas W. Farmer, Jr.

         Based on the testimony and exhibits presented at the hearing and the record as a whole, the Commission makes the following:

                              FINDINGS OF FACT

         1. CP&L is duly organized as a public utility under the laws of the State of North Carolina and is subject to the jurisdiction of the North Carolina Utilities Commission. CP&L is engaged in the business of generating, transmitting, distributing and selling electricity in its assigned territory in North and South Carolina.

         2. CP&L has obligations to provide electricity to both retail and wholesale customers. CP&L's obligation to serve retail customers is established by North Carolina law. CP&L's obligation to serve wholesale customers is based upon contracts voluntarily entered into by CP&L with the wholesale customers. These wholesale contracts fall into three categories: unit sales contracts, on-system native load priority contracts, and off-system native load priority contracts.

         3. Approximately 30 percent of CP&L's load is associated with its wholesale obligations. CP&L's total system load in 2004 is projected to be approximately 13,000 MW. Of this amount, approximately 4000 MW is projected to be associated with CP&L's wholesale contractual obligations, both unit sales and native load priority contracts. CP&L's wholesale contracts are of varying lengths. By June 2004, several of CP&L's wholesale contracts, representing over 2300 MW of wholesale load, will expire.

         4. By the Order Granting Certificates dated November 2, 1999, in Docket No. E-2, Sub 733 and the Order Approving Application dated August 17, 2000, in Docket No. E-2, Sub 763, the Commission granted certificates of public convenience and necessity to CP&L authorizing construction of 1280 MW of generating capacity in Richmond County and 480 MW of generating capacity in Rowan County. The Commission granted CP&L the certificates to construct these generating facilities in Richmond and Rowan Counties on the basis of evidence that they were needed in order for CP&L to provide reliable electric service to both its retail and wholesale customers.

         5. In the Sub 733 proceeding, CP&L specifically committed that it "will not allow its retail electric customers to be disadvantaged in any manner, either from a quality of service or rate perspective, as a result of its participation in the wholesale power market." The Commission incorporated CP&L's commitment into Ordering Paragraph No. 4 of the Order Granting Certificates in Sub 733. Both the Order Granting Certificates in Sub 733. and the Order Approving Application in Sub 763 specifically reserved the ratemaking treatment of the new facilities for future proceedings.

         6. There are concerns that CP&L's participation in the wholesale market potentially exposes CP&L's retail customers to either insufficient reserves, as more native load priority contracts are signed, or excessive reserves, if wholesale contracts expire and are not renewed and wholesale load is lost. In order to address the potential problems associated with CP&L's participation in the wholesale market, It is reasonable for CP&L to begin separating its retail and wholesale businesses. To do so, it is also reasonable for CP&L to begin to transfer its wholesale obligations and a portion of its generating system resources to an affiliate that will participate in the wholesale market, so long as the transfer of generating facilities is accompanied by a related transfer of wholesale obligations or retail ratepayers are protected and made whole for the loss of access to the generating facilities transferred.

         7. CP&L has unit sales contracts associated with the new Rowan generating facilities. These contracts have assignability provisions, and they can be transferred along with the Rowan generating facilities. The transfer of the Rowan generating facilities to an affiliate will not impair CP&L's ability to provide reliable, cost effective electric service to its retail customers.

         8. CP&L's native load priority wholesale contracts are backed by the full system resources of CP&L, and these contracts cannot be transferred away from CP&L at this time.

         9. The Rowan and Richmond facilities are located at desirable sites that were acquired by CP&L and have transmission access, natural gas supply, water, transportation, and environmental approvals.

         10. It is reasonable and in the public interest for CP&L to transfer at this time the certificate and the 480 MW of generating facilities at the Rowan County site approved by the Commission in Docket Nos. E-2, Sub 733, and E-2, Sub 763, together with the transfer of the unit sales contracts associated with these facilities.

         11. The transfer of the Rowan generating facilities will initially be recorded at net book cost, but this is subject to adjustment in the event the Commission determines that the market value of the facilities at transfer exceeded net book cost.

         12. The appropriate terms and rates to be included in the service agreement to be entered into by CP&L pursuant to which CP&L will provide services to the Rowan generating facilities will be addressed in a subsequent proceeding under G.S. 62-153.

         13. Based on the evidence presented herein, it is not in the public interest for CP&L to transfer the Richmond generating facilities at this time. This decision is without prejudice to CP&L's ability to renew the request to transfer the Richmond facilities in light of changed circumstances.

EVIDENCE AND CONCLUSIONS IN SUPPORT OF FINDING OF FACT NO. 1

         This finding is essentially jurisdictional in nature and is not in controversy.

EVIDENCE AND CONCLUSIONS IN SUPPORT OF FINDING OF FACT NO. 2

         This finding of fact is supported by the testimony of CP&L witness Ingersoll, the testimony of the Public Staff witnesses, and the laws of North Carolina as set forth in Chapter 62 of the North Carolina General Statutes.

         Witness Ingersoll testified that CP&L provides service to its wholesale customers under contracts with differing terms and conditions. He explained that these contracts can be grouped into three categories: (1) unit sales, (2) on-system native load priority, and (3) off-system native load priority.

         A "unit sales" contract is one by which CP&L agrees to provide electric power from a particular generating unit to a particular wholesale customer. This power is firm power available to this customer provided the generating unit in question is operational. If the generating unit is not in operation, CP&L has no obligation to provide power to the customer at all. CP&L expects approximately 459 MW of unit sales contracts, all associated with the new Rowan generating facilities discussed below.

         A "native load priority" contract is one by which CP&L is obligated to provide electric power to wholesale customers with reliability equal to that which CP&L provides to its retail customers. Witness Ingersoll testified that, historically, such wholesale customers have included the City of Fayetteville, the Eastern Municipal Power Agency, the North Carolina Electric Membership Corporation (NCEMC), French Broad Electric Membership Corporation, the Town of Waynesville, and the City of Camden in South Carolina. All of these customers are located within CP&L's traditional service territory, or "on-system." Native load priority contracts with on-system customers total approximately 3250 MW. CP&L has also signed native load priority contracts with two wholesale customers located outside its service territory, and these are called "off-system" native load priority contracts. One of these contracts is with the South Carolina Public Service Authority, often called Santee Cooper, and the other is with NCEMC to serve certain of its load obligations in Duke Power Company's control area. These two contracts involve approximately 650 MW of load.

EVIDENCE AND CONCLUSIONS IN SUPPORT OF FINDING OF FACT NO. 3

         The evidence supporting this finding of fact is contained in the testimony and exhibits of CP&L witness Ingersoll and the joint testimony of the Public Staff witnesses. CP&L witness Ingersoll and the Public Staff witnesses indicated that CP&L's percentage of wholesale load varies from year to year, but that approximately 30 percent of CP&L's load is wholesale. CP&L witness Ingersoll's exhibits demonstrate that CP&L's total system load in the year 2004 is projected to be approximately 13,000 MW. Of this amount, Ingersoll testified that approximately 4000 MW is wholesale load. He further testified that the wholesale contracts are of varying lengths and that by June 2004, current wholesale contracts involving over 2300 MW will expire.

EVIDENCE AND CONCLUSIONS IN SUPPORT OF FINDINGS OF FACT NOS. 4 - 5

         These findings are supported by the testimony of CP&L witness Ingersoll, the testimony of the Public Staff witnesses, and the records of the Commission in Docket Nos. E-2, Sub 733 and E-2, Sub 763 and E-2, Sub 760.

         The Commission issued orders in Docket Nos. E-2, Sub 733 and E-2, Sub 763 which, taken together, authorize construction of 1280 MW of generating capacity in Richmond County and 480 MW of generating capacity in Rowan County.

         The Commission issued an Order Granting Certificates dated November 2, 1999, in Docket No. E-2, Sub 733. This order granted certificates of public convenience and necessity to CP&L for construction of 800 MW of simple cycle combustion turbine generating capacity in Rowan County and 800 MW of simple cycle combustion turbine generating capacity in Richmond County. The order found as a fact that the new generating capacity was needed for both normal load growth within CP&L's territory and CP&L's contractual commitments to provide off-system wholesale power to NCEMC and Santee Cooper with reliability equal to that of retail customers.

         The Public Staff expressed concerns in the Sub 733 proceeding as to CP&L's construction of capacity to serve off-system load and as to CP&L's contracting to provide native load priority off-system. The Public Staff recommended that the Commission's granting of the certificates should not indicate that the Commission would approve inclusion of the facilities in rate base and that ratemaking treatment of the facilities would be made when appropriate in the best interest of retail customers. In response to the concerns raised by the Public Staff, CP&L specifically committed in the Sub 733 proceeding that it "will not allow its retail electric customers to be disadvantaged in any manner, either from a quality of service or rate perspective, as a result of its participation in the wholesale power market." The Commission incorporated CP&L's commitment into an ordering paragraph of the Order Granting Certificates in Sub 733, and the Commission specifically found as a fact in that order that ratemaking treatment for the new facilities would be addressed in subsequent proceedings when cost recovery was sought by CP&L.

         CP&L subsequently initiated Docket No. E-2, Sub 763, and the Commission issued an Order Approving Application in that docket on August 17, 2000, which allowed two of the five combustion turbines previously approved for Rowan to be moved from Rowan to Richmond and granted a new certificate for construction of a 160 MW heat recovery steam turbine to be added at the Richmond site. This order found that the new construction was needed for projected growth in demand from both retail customers and firm wholesale customers, and this order again found as fact that the granting of the certificate "does not constitute approval of inclusion of the facility's cost in rate base or operating expenses for ratemaking purposes." This order addressed the Public Staff's concerns in another way as well. The Sub 763 order required CP&L to provide quarterly reports and forecasts of upcoming wholesale sales to be made from system resources which would impact system reserve margins.

         At about the same time, on August 22, 2000, the Commission included a condition in the order approving the CP&L-Florida Progress merger in Docket No. E-2, Sub 760, which required CP&L to give 20 days advance notice to the Commission and the Public Staff before executing any agreement for a wholesale sale at native load priority.

         Thus, it is clear from the proceedings in these dockets that the Commission allowed construction of the facilities involved in the present proceeding to serve both retail and wholesale customers, that the Commission held concerns as to CP&L's new wholesale commitments, that CP&L committed and the Commission specifically provided that retail customers would not be disadvantaged as to either quality of service or rates by CP&L's wholesale commitments, and that the Commission took steps to monitor CP&L's future wholesale contracts more closely.

EVIDENCE AND CONCLUSIONS IN SUPPORT OF FINDINGS OF FACT NOS. 6 - 13

         The evidence supporting these findings of fact is contained in the testimony and exhibits of CP&L witness Ingersoll, the testimony of CUCA witness O'Donnell, and the joint testimony of the Public Staff witnesses. The Public Staff witnesses expressed concern as to the potential for CP&L's retail customers to experience decreased reliability as a result of CP&L's participation in the wholesale market. They testified that reliability for retail customers may suffer as more wholesale load obtains the same level of reliability as the current retail customers on CP&L's system. If CP&L continues to add new wholesale load with native load priority, CP&L is pledging a greater portion of its generating facilities to a larger body of customers, and thus potentially reducing the generating capacity available to its retail customers. The Public Staff witnesses also expressed concern as to the potential for excessive reserve margins and upward pressure on retail rates if CP&L builds facilities to supply new wholesale load and the wholesale load does not materialize or existing wholesale load does not renew its contracts with CP&L and leaves the CP&L system. The Public Staff testified that the separation of CP&L's retail and wholesale obligations was the driving factor in their analysis in these dockets.

         CP&L witness Ingersoll testified that these concerns have led CP&L to propose that it begin separating its retail and wholesale businesses. To begin such a separation, CP&L proposed a number of things. CP&L proposed to assign the unit sales contracts that it currently has regarding the Rowan generating facilities to a new affiliate. Further, CP&L will not seek to renew any off-system native load wholesale contracts when they expire. Both these unit sales contracts and these off-system native load firm wholesale contracts will become the responsibility of the new affiliate. Finally, CP&L will transfer some of its generating assets to this new affiliate. Witness Ingersoll testified that the Richmond and Rowan facilities would be appropriate resources to transfer to the new affiliate since they have not been included in CP&L's rate base and since they are the units most directly associated with CP&L's new wholesale load.

         Witness Ingersoll testified that the Rowan County combustion turbines are already dedicated to serving wholesale load, or will be in the very near future. Thus, their transfer to a CP&L affiliate, where they will continue to serve wholesale load, will have no resulting impact on CP&L's resource plans and reserve margins.

         The CP&L witnesses also proposed to transfer away the entire Richmond facility to a new affiliate. Witness Ingersoll testified that CP&L knows for sure that it will lose 650 MW of off-system wholesale load in 2004, and in addition, he stated that over 1800 MW of on-system wholesale load may choose another supplier in 2004. Therefore, he submitted that transferring the entire Richmond facilities, which will be approximately 1200 MW, "strikes a good balance between the worst case and base case scenarios of losing the entire 2300 MW and only losing the 650 MW of off-system load." CP&L witnesses Ingersoll and Smith testified that Progress Energy Ventures is attempting to put in place a financing plan for the Richmond and Rowan facilities and for other gas-fired generating projects to be constructed during the time frame 2001 through 2004 and that it costs less to have one financing, rather than multiple, smaller financings. CP&L witness Smith testified that lenders consider the total value of assets available as security to the lender, the geographical diversity of such assets, and the creditworthiness of purchasers of the output. The inclusion of all the Richmond generating facilities is important in the overall financing because it enhances the factors the lenders assess, thus helping to lower the financing cost. Progress Energy Venture's Georgia generating project, the Rowan facilities, and the Richmond facilities will, together, allow Progress Energy Ventures to achieve a critical mass of assets and to negotiate favorable financing terms for Progress Energy Ventures. Witness Ingersoll testified that interest rates are at an attractive level and that time is of the essence. Ingersoll testified that another reason the entire Richmond facility needs to be transferred is that, operationally and logistically, the entire plant needs to be under common ownership and control, so that all support services and decision-making are centralized.

         In order for the Richmond facilities to continue to be available to CP&L to meet the needs of its retail and wholesale customers, Ingersoll proposed use of a buyback agreement, also known as a tolling agreement, that would be entered into between CP&L and Richmond County Power Company, LLC. The tolling agreement would be for a term of 5 years with two renewal options of 3 years each. Ingersoll testified that the tolling agreement would replicate the cost that CP&L would have incurred had the transfer not taken place. According to Ingersoll, through at least 2004, the only cost to CP&L's customers would be the fuel cost, which will be the same fuel cost that CP&L would have incurred had it retained these facilities. The buyback agreement would be approved by the Federal Energy Regulatory Commission and this Commission pursuant to G.S. 62-153. Finally, Ingersoll testified that CP&L's customers will benefit since the risk of these assets being uneconomic is transferred to an unregulated affiliate. He testified that CP&L's retail customers will have the facilities available to them to ensure the provision of reliable service at the same cost that would have been incurred had the transfer not occurred, and they will have the opportunity to either keep or discard the facilities depending upon load growth and the availability of alternative resources in the wholesale market at the dates of the options.

         CP&L's Code of Conduct approved in Docket No. E-2, Sub 753, requires that the transfer price for non-tariffed goods or services provided by CP&L to a non-regulated affiliate be the higher of market value or fully distributed cost. CP&L witness Ingersoll testified that the most appropriate value at which to transfer the Richmond and Rowan facilities is their net book cost since this is known and verifiable while a market valuation will be based on numerous assumptions and long-term projections.

         The Public Staff witnesses testified that the Richmond facilities will be available exclusively to CP&L for the term of the tolling agreement, depending upon CP&L's needs. In addition, CP&L committed to the Public Staff that it will not actively pursue off-system wholesale loads once these generation facilities are transferred to the new affiliates. The Public Staff witnesses testified that when additional capacity is needed by CP&L, CP&L has committed that it will look at both outside energy sources and self-build options and select the appropriate type and amount of capacity to maintain reliable electric service at reasonable rates. The Public Staff witnesses further testified that certain safeguards should be established including: (1) that the electricity provided by the Richmond facilities should be exclusively under the control of CP&L in the amount necessary to reasonably and adequately supply CP&L's load; (2) that CP&L should have sufficient flexibility to release any unneeded capacity at Richmond if retention of such capacity would place a burden on CP&L's customers; (3) that before CP&L releases any capacity at the Richmond facilities, it should notify the Commission and the Public Staff sufficiently in advance so the Commission can review the basis for such action; (4) that the cost of power from the Richmond facilities should be no greater than the cost of power from the Richmond facilities without the transfer; (5) that the financing of these facilities by a CP&L affiliate should have no adverse impact on CP&L's retail customers; and (6) that all appropriate costs should be charged to the new affiliates and the appropriate entries should be made on CP&L's books to reflect the value of the assets that are transferred. The Public Staff witnesses testified that they were satisfied that the proposed tolling agreement gives CP&L the control and flexibility that it needs to manage its system resource requirements sufficiently and effectively.

         The Public Staff witnesses testified that they had begun to analyze a study of the market value of the Rowan facilities conducted by CP&L but needed additional time to. evaluate the methodology and the results once final cost information becomes available. Public Staff witness Cox indicated that the Public Staff does not object to recording the transfer of the Rowan facilities at cost until the Public Staff has completed its analysis of the study, subject to any changes that the Commission finds appropriate. She stated that the Public Staff does not object to an exception to the Code of Conduct for the transfer of the Richmond facilities at cost because CP&L will be buying the power back at cost during the term of the buyback agreement. The Public Staff witnesses identified four issues relating to the proposed transfers which they wanted to preserve for further evaluation: (1) the appropriate compensation to be recorded by CP&L for the transfer of the Rowan facilities to Progress Energy Ventures, as just discussed; (2) the reasonableness of the decision for CP&L to purchase capacity and energy through the tolling agreement from the year 2003; (3) the price of capacity to be paid by CP&L to Richmond County Power, LLC pursuant to the tolling agreement; and (4) the transfer pricing and other provisions of the service agreement to be entered into by CP&L and Progress Energy Ventures with regard to the provision of services by CP&L to the Rowan facilities.

         CUCA witness O'Donnell testified that the regulated CP&L had procured an asset at below its current market price and was attempting to shift this low cost asset to its unregulated subsidiary Progress Energy Ventures. He testified that this would be a good business move for CP&L but would not be fair to retail consumers. He testified that if the Richmond and Rowan facilities are transferred at cost and cost is actually below market value, consumers will be required to pay higher rates in the future if CP&L needs additional generating assets to replace the transferred assets. Finally, he testified that it appears from CP&L's IRP that it will need additional generating capacity in the next 4 to 6 years.

         Following the hearing, CP&L and CUCA entered into discussions and reached certain agreements regarding CP&L's exercise of the options in the buyback agreement. These agreements were set out in a letter filed by CP&L in these dockets on August 9, 2001. In light of these agreements, CUCA does not oppose the transfer of the Richmond and Rowan generating facilities.

         The Commission has considered all of the testimony and exhibits presented herein, and the Commission has applied the standard of whether the proposed transfers are justified by the public convenience and necessity. G.S. 62-111(a). The Commission concludes that the transfer of the Rowan certificate and facilities should be approved, but the Commission is not convinced on the basis of the present evidence that the transfer of the Richmond certificate and facilities should be approved at this time. The Commission reaches these conclusions based on the following reasons.

         The Commission agrees that CP&L's increased participation in the wholesale market exposes retail ratepayers to new risks and complicates the utility's planning to serve its retail load. In previous orders, the Commission has already expressed concerns about the implications of CP&L's increased participation in the wholesale market. The Commission agrees that it is reasonable and in the best interests of retail ratepayers for CP&L to begin to separate its retail and wholesale obligations, so long as the transfer of generating facilities is accompanied by a related transfer of wholesale obligations or retail ratepayers are protected and made whole for the loss of access to the generating facilities transferred. However, the Commission recognizes that this separation cannot be achieved at once. CP&L witness Ingersoll testified that since there is so much wholesale load under contract, "it will take time and there are many other issues that need to be addressed." A Public Staff witness testified that "it's going to take some time to get down to where CP&L regulated is [sic] almost no wholesale customers. It may never happen, it may happen in two years, but we're moving in that direction." The Commission agrees with the move toward separation, but the transition must be made in smooth and measured steps. Separation of retail and wholesale is not an end in itself. Separation is a means of protecting retail ratepayers, and the move toward separation must be made with this in mind.

         When the Commission granted the certificates of public convenience and necessity at issue herein to CP&L in 1999, the Commission found a need for the facilities based on both normal retail load growth and contractual commitments to provide wholesale service. The Rowan facilities are associated with unit sales wholesale contracts which can be transferred to a new affiliate at the same time that the facilities themselves are transferred, leaving no impact on reserve margins or resource plans. The Commission concludes that this is a reasonable move toward separation of retail and wholesale obligations and that this move can be made at this time in the public interest.

         This is not the case with the Richmond facilities. The Richmond facilities were built to serve both retail and wholesale load, but the wholesale contracts associated with these facilities are native load priority contracts which cannot be transferred away from CP&L to a new affiliate at this time. The proposed transfer of the Richmond facilities is therefore, at best, poorly timed since it does not coincide with the shedding of wholesale obligations by CP&L. To the extent CP&L must keep these existing wholesale obligations, CP&L should also retain the facilities that were just recently justified and built to help serve these obligations.

         CP&L's solution to transferring the Richmond facilities while retaining the associated wholesale obligations is a buyback agreement, but the Commission is not persuaded, based on the present record, that this is sufficient to protect ratepayers and make them whole. CP&L proposes to transfer away facilities with a 25-year life and to buy back from the same facilities for a maximum of 11 years (a 5-year term and two renewal options of 3 years each). The goal is to buy back at the same cost as if CP&L had retained the facilities for the term involved. At the time of the hearing in these dockets, only a draft of the buyback agreement was available.
After the record in these dockets was closed, the buyback agreement was filed for Commission approval as an affiliate contract in Docket No. E-2, Sub 786. The Commission has taken no action in the Sub 786 docket yet. Most importantly, the buyback agreement represents a wholesale transaction and, as such, is ultimately subject to the jurisdiction of FERC. CP&L witness Ingersoll testified that the agreement "has to pass muster at the FERC in terms of being in line with their guidance...". He testified that the agreement had been filed with FERC but he did not know the status of the proceedings there. The buyback may represent some loss of Commission jurisdiction in favor of FERC jurisdiction. Further, it is clear from CP&L's IRP filings that CP&L's retail load is growing and that CP&L projects a need for additional generation by the time the buyback term and options expire. Witness Ingersoll's Exhibit 4, CP&L's revised IRP, projects a need for 2551 MW of new capacity before 2010, after shedding the Rowan and Richmond facilities. The plan calls for 1280 MW of simple cycle combustion turbine and 2000 MW of combined cycle generation by 2010.
Witness Ingersoll testified that no site has been chosen for this generation and that he did not know if CP&L would build or purchase this capacity. The Public Staff witnesses testified that they didn't know whether this new generation would be more or less expensive than the Rowan and Richmond facilities. What is known is that the turbines installed at the Rowan and Richmond facilities were purchased at good prices, some below the current market prices of such turbines; that the Rowan and Richmond sites are desirable sites that were acquired and developed with CP&L utility resources; and that the sites enjoy transmission access, natural gas supply, water, transportation, and environmental approvals. The proposed transfer of the Richmond facilities represents a transfer of a known, valuable utility asset together with a FERC-jurisdictional buyback agreement of a limited term, at the end of which CP&L projects a need for additional capacity at a cost now unknown.(2) The Commission would need more convincing evidence than presented herein to approve such a transfer.

         Many of the reasons cited by CP&L in support of transferring all of the Richmond facilities to the new affiliate at this time concern advantages that the transfer will bring to the affiliate. CP&L witnesses testified that the Richmond transfer will give this affiliate a large asset base and enable it to arrange favorable financing for this and other projects of the affiliate. The Commission approaches the proposed transfers from the perspective of whether they are justified by the public convenience and necessity from the standpoint of retail ratepayers and the regulated public utility, not whether they serve the interests of a new unregulated affiliate.


-----------------
         2 While both sites represent valuable utility assets, the Commission will approve the transfer of the Rowan facilities since, as previously explained, these facilities are associated with contracts that can be transferred along with these facilities and since the Rowan transfer promotes the separation of retail and wholesale to the extent reasonable at this time.


         From the standpoint of ratepayers, the primary benefits cited by CP&L are that ratepayers will be protected from possible impacts on reliability and from possible excess capacity. The Commission is not convinced that these risks are substantial enough to outweigh the new risks posed by the proposed transfer. In the first place, it is important to note that the risks to ratepayers now cited by CP&L, quality of service and rates, are the very same risks from which CP&L itself has already promised to protect its ratepayers. In Docket No. E-2, Sub 733, when seeking the certificates at issue here, CP&L specifically committed that it "will not allow its retail electric customers to be disadvantaged in any manner, either from a quality of service or rate perspective, as a result of its participation in the wholesale power market." Next, the Commission notes that it has already required advance notice of new wholesale commitments by CP&L, so the Commission and Public Staff can better monitor any potential impact on reliability. As to the risk of excess capacity, this assumes that CP&L loses substantial wholesale load. Although CP&L witness Ingersoll pointed out that over 2300 MW of wholesale contracts will expire in 2004, there is simply no evidence as to whether or not this wholesale load (absent the 650 MW of off-system load that will be lost for sure) is likely to be retained or replaced with new wholesale load. Finally, excess capacity would only impact retail rates if a rate case is held. Another benefit to retail ratepayers cited by CP&L is that the economic risks of these facilities will be transferred away from the retail ratepayers. While this is true, it is also true that the Richmond transfer would pose new risks for retail ratepayers, including the economic risks of the incremental capacity that CP&L projects it will need when the buyback expires.

         The Commission is not convinced that the transfer of the entire Richmond facilities strikes a good balance between the possible loss of a wholesale load ranging between 650 MW and over 2300 MW in 2004, as testified by CP&L witness Ingersoll. The Richmond facility will be approximately 1280 MW, but Progress Energy Ventures proposes to build additional generation at the Richmond site, for a total capacity of about 1920 MW at build-out. Although CP&L's testimony raised concerns about excess capacity if CP&L loses wholesale load, the Commission notes that Progress Energy Ventures is willing to assume ownership of the Richmond facilities and to expand their capacity to approximately 1920 MW.

         The facts in these dockets are complicated, and the interests are often conflicting. The Commission recognizes that additional generation has been proposed for the two sites by Progress Energy Ventures in Docket EMP-5, Sub 0, and the testimony in that docket is that the new construction is dependent on the transfers being allowed in the present dockets. The present decision has been a difficult one, but it represents the best judgment of the Commission as to the public interest.

         In summary, the Commission will approve the proposed transfer of the Rowan facilities, together with the transfer of the unit sales contracts associated with these facilities. With regard to the transfer price for the Rowan facilities, the initial value at which the Rowan generating facilities shall be transferred to Rowan County Power, LLC, shall be their net book cost but the Commission will reserve a final decision on this matter until the Public Staff has completed its review and analysis of CP&L's market valuation study associated with these facilities. With regard to the service agreement to be entered into by CP&L and Progress Energy Ventures whereby CP&L will provide services to the Rowan County facilities, the Commission will address that issue when the service agreement is filed with the Commission for approval pursuant to G.S. 62-153. The Commission will not approve the proposed transfer of the Richmond facilities at this time based on the evidence in this record. As explained above, the Commission is not convinced on this record that the Richmond transfer and buyback is in the public interest. This decision is without prejudice to CP&L's ability to renew the request to transfer the Richmond facilities in light of changed circumstances.

         IT IS, THEREFORE, ORDERED as follows:

         1. That the petition to transfer the certificates of public convenience and necessity granted to CP&L in Docket Nos. E-2, Sub 733 and E-2, Sub 763 for the Rowan County generating facilities, and the facilities being constructed by CP&L in accordance with such certificates, to Rowan County Power, LLC, is hereby approved together with the transfer of the unit sales contracts associated with these facilities;

         2. That the initial value at which the Rowan generating facilities shall be transferred to Rowan County Power, LLC, shall be their net book cost, subject to adjustment if the Commission, upon completion of the Public Staff's analysis of CP&L's market valuation study, determines that the market value of the facilities at transfer exceeded net book cost; that CP&L shall provide upon request by any party to this proceeding all information necessary to verify the value at which the Rowan generating facilities were transferred; and

         3. That the appropriate terms and rates to be included in the service agreement pursuant to which CP&L will provide services to the Rowan County generating facilities will be addressed in a subsequent proceeding under G.S. 62-153.

         ISSUED BY ORDER OF THE COMMISSION.

         This 1st day of October, 2001.

                                          NORTH CAROLINA UTILITIES COMMISSION

                                          Geneva S. Thigpen, Chief Clerk

Rg100101.011


Commissioners Richard Conder and Robert V. Owens, Jr. dissent in part.



                          DOCKET NO. E-2, SUB 778
                          DOCKET NO. EMP-5, SUB 1

         COMMISSIONER CONDER, DISSENTING IN PART: I respectfully dissent from the majority of my colleagues in this case in that I would have approved Carolina Power & Light Company's (CP&L's) request to transfer both the Rowan and Richmond County facilities to Progress Energy Ventures. I do not believe there is a proper legal basis for the majority's decision in this matter. I do not believe the partial transfer, as allowed by the majority, is supported by competent, material and substantial evidence in view of the entire record as submitted. While I refrain from characterizing the majority's decision as arbitrary and capricious, I do believe that it is based not on the evidence in the record, but rather on speculation about "possibilities" that might exist in the future.

         The transfer proposed by CP&L in this case has not been objected to by any party, including the Public Staff, the Attorney General, CUCA, and CIGFUR, which filed only "concerns" which they asked the Commission to consider. Yet, despite this overwhelming support, the majority, without any real basis, denies the transfer of the Richmond County facilities.

         The Public Staff has expressed in this and earlier cases the concern that CP&L's participation in the wholesale market potentially exposes CP&L's retail customers to either insufficient reserves or excessive reserves and increased rates. I agree with the majority that it is reasonable for CP&L to begin separating its retail and wholesale businesses. Unlike the majority, however, I agree with the parties that the proposed transfer is prudent, that the amount of generation resources proposed to be transferred is reasonable given the potential loss of 2300 MW of wholesale load in the year 2004, and that the specific generation resources to be transferred are the Rowan and Richmond County facilities recently certificated by the Commission. To allay any concerns, CP&L has proposed a tolling agreement which, together with the safeguards proposed by the Public Staff, will allow the Richmond County facilities to continue to be available to CP&L to reliably and cost-effectively meet the needs of its retail and wholesale customers for a number of years. As CP&L's witnesses testified, the transfer of the Richmond County facilities and the adoption of the tolling agreement is actually beneficial to CP&L's ratepayers and provides them with the best of both worlds: they will have a resource available to them to ensure the provision of reliable service at the same cost that would have been incurred had the transfer not occurred, and they will have the opportunity to either keep or discard the units depending upon load growth and the availability of alternative resources in the wholesale market at later dates.

         I also note that the Commission has been directed to encourage merchant plant development in this State. For example, at the urging of the Legislative Study Commission on the Future of Electric Service in North Carolina, the Commission earlier this year re-evaluated and streamlined its procedures for certificating electric generating facilities to be operated as merchant plants. Yet, in this case, the majority is denying a request for one of our own utilities to build merchant plants which I believe will result in a more robust wholesale electric market and lower prices to North Carolina consumers..In summary, the Commission is required to approve CP&L's proposal to transfer to affiliates both the Rowan and Richmond County generating facilities if it is in the public interest. Given the concerns expressed by the Public Staff with regard to CP&L's participation in the wholesale market, the potential loss of up to 2300 MW of wholesale load by the year 2004, and CP&L's commitment that it will not seek to renew the off-system wholesale contracts totaling 650 MW or the unit sale contacts associated with the Rowan County generating facilities, I believe that the proposed transfer properly shifts the risks of CP&L's participation in the wholesale market from CP&L's retail ratepayers to its shareholders, is in the public interest, and should, therefore, be approved.

                                            /s/ J. Richard Conder
                                            COMMISSIONER J. RICHARD CONDER





DOCKET NO. E-2, SUB 778
DOCKET NO. EMP-5, SUB 1


         COMMISSIONER OWENS, DISSENTING IN PART: I join Commissioner Conder in respectfully dissenting from the majority. I, too would have approved Carolina Power and Light Company's request to transfer both the Rowan and Richmond County facilities to Progress Energy Ventures, and for many of the same reasons. I believe the majority's decision is arbitrary and capricious.

         We are not required to divorce ourselves from our reason and common sense when deciding matters before us, nor are we required to ignore our life experience and general knowledge. Indeed, we are appointed and confirmed to this body because of our training, experience, knowledge and judgment. We must apply reason, common sense, life experience and general knowledge to every decision we make. These factors informed the law as it was being made and it must inform the law and it is being interpreted and applied.

         The decision reached by the majority in this case defies reason and common sense. It contradicts lessons we have learned in California and elsewhere; and it is contrary to the plain intent of our legislative leaders who are heavily involved in electric generation in North Carolina. The decision is based upon whim and speculation and substitutes bureaucratic suspicion for sound business judgment. As Commissioner Conder points out, the majority is the ONLY party to this case to object to the transfer.

There is virtually universal agreement that a robust wholesale electric market is essential for the proper functioning of our system of generating and delivering electricity. Our legislators have told us in no uncertain terms that they want to encourage the development of generating plants in North Carolina. We should have learned from California that we need to stay ahead of the electricity demand curve to keep the markets stable and affordable. Having the risk of such development, particularly the risk of developing excess supply borne by shareholders instead of retail rate payers makes logical public policy sense as well as business sense. We not only do not encourage generation development with this decision, we directly inhibit that development at the Richmond County site and indirectly inhibit it elsewhere.

         Consideration of the public interest cannot be done in a vacuum. The consideration reaches beyond CP&L's retail customers; it reaches to their wholesale customers and to the public at large. All factors should be taken into account, not the least of which is the effect of our decision upon economic development, particularly in economically deprived counties. This decision effectively deprives a needy North Carolina county of several hundred million dollars in new economic investment. That does immediate harm to the public interest under the guise of protecting the public interest from speculative and uncertain harm in the future.

         I agree with CP&L's witnesses and Commissioner Conder that the transfer of the Richmond County facility would actually be beneficial to their ratepayers, providing them with the benefit of the additional resources while removing from them the risk. There are more than ample protections already built into the Code of Conduct and other agreements or commitments. This decision provides no more protection while causing immediate harm. It is not in the public interest.


                                            /s/ Robert V. Owens, Jr.
                                            Commissioner Robert V. Owens, Jr.